SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period February, 2004

WMC RESOURCES LTD

ACN 004 184 598

Level 16, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases made during the period March 17, 2004 – May 6, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

WMC RESOURCES LTD

By:
Name:	R.E. Mallett

Title:	Assistant Company Secretary

Date:	6 May 2004

To: The Manager

       Announcements

       ASX Company Announcements Office

Public Announcement 2004-9

Please find attached Change of Director’s Interest Notice (Appendix 3Y) in respect of WMC Resources Ltd Director, Mr Graeme McGregor.

A copy of this notice can be viewed at WMC’s internet site at www.wmc.com following its release to the market.

Ross Mallett

Assistant Company Secretary

26 March 2004

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	WMC RESOURCES LTD

ABN	76 004 184 598

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Graeme William McGregor

Date of last notice	8 December 2003

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/a

Date of change	23 March 2004

No. of securities held prior to change	Nil

Class	Ordinary shares

Number acquired	5,000 Fully paid shares

Number disposed	N/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.91 per share.

No. of securities held after change	5,000 Fully paid shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/a

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To: The Manager

       Announcements

       ASX Company Announcements Office

Public Announcement 2004-10

WMC Resources Ltd is holding its Annual General Meeting on Tuesday, 6 April 2004 at 10.00am WST (12.00pm AEST), in the Hyatt Regency, 99 Adelaide Terrace, Perth.

Items of business to be considered at the meeting include the receipt of the Company’s 2003 financial statements and reports and re-election of directors. The Chairman and CEO will also review the Company’s performance for 2003 and the outlook for 2004.

Shareholders unable to attend the Annual General Meeting at the Perth venue, can view the meeting through the live webcast from WMC’s website at www.wmc.com.

Enquiries should be directed to:

•	Media enquiries: Troy Hey on 0419 502 852

•	Investor enquiries: Nerida Mossop on (03) 9685 6274

Peter Horton

Company Secretary

2 April 2004	WMC Resources Ltd
ACN 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

To: The Manager

       Announcements

       ASX Company Announcements Office

Public Announcement 2004-11

Please find attached for immediate release, a copy of the Annual General Meeting Address to be presented to shareholders today.

A copy of the Annual General Meeting Address will be published on WMC’s website at www.wmc.com later today.

Ross Mallett

Assistant Company Secretary

6 April 2004

WMC Resources Ltd
ACN 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

Chairman’s Address

It is now my pleasure to deliver the Chairman’s overview.

Depending on how you mark the tally, this is either the first or seventieth full year in review for WMC.

The first for the de-merged WMC Resources – re-focussed on our base metal and mineral businesses.

The seventieth for the company that began here in Western Australia in 1933 as the Western Mining Corporation.

Regardless of how you measure it, Western Australia holds a central place in WMC’s history. It is fitting then, as part of the board’s focus on rotating our AGM locations, that we find ourselves once more in Perth today.

For WMC, this seventieth year is an extraordinary milestone.

In an age where corporations rise and fall within generations, it’s a privilege to be part of a company that spans them.

The WMC Resources of today is based on the development of our nickel operations in Western Australia, the discovery of the Olympic Dam copper/uranium deposit in 1975 and subsequent diversification into fertilizers. Along the way we have also been involved with gold, alumina, iron ore, talc and oil and gas.

As shareholders, you are part of the next chapter in this proud heritage.

Overview

Lets look at our operations. WMC Resources, with total assets of seven and a half billion, a market capitalisation of 5-6 billion dollars and a diverse suite of world class assets, is well positioned to continue this heritage.

We are the third largest producer of nickel in the world providing around 16% of global production.

We mine the 8th largest copper reserve and the world’s largest known reserves of uranium.

Our Queensland fertilizer operation is amongst the world’s lowest cash cost producers, the only Australian producer of ammonium phosphate fertilisers and a major export earner. Our wholly owned marketing business – Hi Fert – is now Australia’s second largest fertilizer distributor.

In addition to base metals, we sell valuable by-products gold, silver and cobalt.

Our growth profile is also well tended with exploration for nickel sulphides in North America, China, Africa and, of course, Western Australia and for copper-gold deposits in places such as China and Peru. The acquisition of the Corridor Sands titanium dioxide deposit in Mozambique, completed in 2003, adds an ore body hosting reserves equivalent to one-third of the world’s known titanium dioxide reserves.

One thing that we’ve learnt at WMC over those 70 years is that our fortunes are often guided as much by the commodity and economic cycles as by our own efforts.

2003 was no exception. Whilst we benefitted from a rise in the US dollar prices for commodities, this was largely offset by a strengthening Australian dollar.

Improvements in commodity prices were primarily in the second half of 2003, driven by demand from China and a constrained supply outlook for our major commodities.

However, there are many areas where we can shape our future with positive impacts for those that we interact with. We strive at WMC to continuously improve our performance on health, safety and environmental matters and increase our transparency in reporting. Our progress on environmental management and reporting are important indicators to us as a board.

We continue to seek the support of the communities in which we operate. These partnerships are important to our success.

I particularly want to emphasise the approach WMC has taken to indigenous employment and business development. A combination of pre-employment programs, traineeships and direct employment has substantially lifted indigenous employment within WMC’s businesses. Since 1997 our drive to include indigenous participation requirements in the awarding of service contracts has delivered more than $41 million dollars of direct economic benefits - including $38 million in contracts to indigenous owned and operated businesses.

In Western Australia, we are also major supporters of the Western Australian Academy of Performing Arts and the Prospectors and Miners Hall of Fame in Kalgoorlie. We are also major supporters of Kings Park here in Perth and our operations and employees provide direct and real local support. The work of nickel refinery employees in Kwinana in support of the Malibu School for the Intellectually and Physically Disabled is a local case in point.

Turning to our people, almost 5,000 staff and contractors, spread from Leinster and Kalgoorlie to Mozambique and Toronto, make up WMC Resources today.

As we push the boundaries of extractive and minerals processing technologies, it becomes increasingly important to attract and retain the right people.

We do so in a globally competitive market for talent.

We reward individual performance based on a range of indicators – linked directly to creating shareholder wealth. These include both financial and non-financial measures and a mix of short and long term incentives. I will speak of this further when I review our corporate governance approach.

Our approach also emphasises moving to rewards tied to an equity stake in the company. During 2003, WMC discontinued its option plans for the remainder of management and all employees, replacing the scheme with an equity plan with shares purchased on market.

Now to deal with the Company’s performance. 2003 was a year of great challenge and consolidation for the new WMC. An ambitious planned work schedule of major maintenance and construction was completed although the unplanned events at Olympic Dam and a boiler failure at the Kwinana refinery were disappointing. Despite these challenges, records were set during 2003 at our mines and nickel and fertilizer process plants.

Our commitment to generating top quartile total shareholder returns compared to our peers remains as strong as ever. We delivered a strong profit result of 246 million dollars for the year, our gearing levels (as measured by net debt to net debt plus equity) reduced to 24.1%, which is slightly better than our target range of 25-35%, and we achieved stronger cash flows. I’m proud to report not only impressive share price growth but a maiden dividend of 6c to WMC shareholders, and the establishment of a dividend reinvestment plan.

We as a board and senior management team are committed to improving returns, reinvesting in our business and delivering a reliable and safe operating performance.

Governing Responsibly

Corporate governance - much has changed, and indeed will continue to change. Firstly, I would like to reassure all shareholders that your directors take their governance responsibilities very seriously.

We continue to improve our corporate governance policies and practices and do so in the light of reforms to regulatory requirements both locally and overseas. These initiatives included establishment of a formal nominations committee and the decision to cease payment of retirement benefits to new directors. We have approved a board charter setting out the roles and responsibilities of directors. We also amended the existing charters for our audit and compensation committees to bring these into line with leading practices worldwide.

We have added a summary of WMC’s corporate governance policies and practices on our internet site that includes a comparison of our performance against the recently launched ASX corporate governance principles. I am pleased to report that we rate very favourably against these recommendations.

Our commitment to transparency and stakeholder communication remains strong. This means credible, timely and responsive communications. All of our company announcements and presentations can be found on our website. There is also a facility to be notified by email of recently released announcements. This ensures our shareholders large and small receive equal access to information.

During the year we established a disclosure committee comprising the CEO, CFO and Company Secretary to review potentially disclosable information against continuous disclosure listing rules in Australia and other jurisdictions where we operate.

Also, in compiling our Annual Report we approached representatives of our stakeholders inviting them to raise questions and issues they consider important to the company. Some of these questions and our responses have been published in our annual report. We also provide a feedback facility on our website. In addition, with the notice for this meeting we invited shareholders to send in questions to the company prior to the AGM. I will address the most common issues arising from these questions later in the meeting.

Your Board - Since our last annual meeting we have appointed two new non-executive directors. Graeme McGregor and John Pizzey. Both have accumulated a wealth of experience from careers in international resources companies and we are indeed fortunate to have them on our board.

I’d also like to take the opportunity to thank those directors who retired from the WMC board during 2003, including the former Chairman, Ian Burgess, former CEO, Hugh Morgan and director of over four years, Roger Vines.

Over the past year an unprecedented amount of media and shareholder attention has been focused on remuneration paid to Australian company executives. Partly because of this and in the interests of greater transparency, I would like to explain how we link remuneration to performance at WMC. Firstly, executive remuneration is split into three elements, these are:

1.	A fixed component reflecting general market rates of remuneration based on positions of equivalent size, experience and accountability;

2.	A short term ‘at risk’ variable component contained in a short term incentive plan which reflects both company and individual performance during the year; and

3.	A longer term ‘at risk’ variable component, represented by our executive share plan. The executive share plan aligns the executives with shareholders by rewarding performance with equity in the company.

Secondly, for our company to prosper in a global environment we must attract, motivate and retain our key executive staff. Our remuneration policy reflects this need and is designed to ensure:

•	That individual reward is based on a performance and delivery of results across the company;

•	That executive rewards are linked to creating value for shareholders and that a significant part of their reward is in company shares, a large proportion of which they are required to hold;

•	That executives are rewarded for both financial and non-financial performances; and

•	That remuneration arrangements are fair and allow for the transfer of senior people across our company.

A more detailed account of our remuneration policy and practices can be found in the corporate governance section of our annual report which is also available on our website.

Our Strategy for the Future

Before I hand over to the CEO, Andrew Michelmore, I’d like to touch on the strategy ahead.

Quality assets, consistent production performance, sound governance and financial discipline will only get us so far. A clearly articulated strategy to grow our business is necessary to deliver the returns our shareholders demand in the medium to long term.

The strategic plan currently being developed is of the highest priority for both board and management.

Future growth will be generated in the following areas:

Firstly, a study is currently being undertaken to examine the feasibility of developing and expanding copper production at Olympic Dam from current rates of around 235,000 tonnes per annum to up to 600,000 tonnes per annum. Our study team is also working closely with a South Australian government task force. The scale of the ore body justifies a review of development options but we must be sure any development or expansion adds value to the company. Support and contributions by the state and federal governments will be important for any proposals to proceed.

Secondly, ensuring the development of additional sources of ore for our nickel business in Western Australia is another area of considerable activity – with the prospectivity of a number of deposits surrounding our operations at Leinster and Mt Keith very promising.

Thirdly, we also acknowledge that we need a better mix of assets to diversify risk within our portfolio. The Corridor Sands mineral sands deposit in Mozambique presents one such opportunity – being a world class, long life asset.

In addition we will continue to actively seek out and evaluate acquisitions and joint venture opportunities, both within and outside our existing business portfolio.

Finally, our exploration program presents a further horizon to our planning.

Current activities in Australia and countries including China, Peru, Malawi and the US are investments in the next horizon of WMC’s growth.

The outlook for 2004 and beyond is an exciting one. Underlying improvements in our current assets promise a secure future and our investment in the growth horizons position us well for the medium to long term.

I will now call on Andrew Michelmore to deliver his address.

Chief Executive Officer’s Address

It has been a year since I first addressed the AGM as WMC Resources CEO. The year has been an important one in WMC’s history. Our improving financial performance, production records and bouyant markets were highlights. Some testing one-off events and a strong Australian dollar, however, took their toll in 2003. As we head into 2004, there is no doubt in my mind that we are a stronger company.

Financial Performance

Turning to our financial results. We always said 2003 was going to be a tough year. With a very strong performance in the second half, however, we were able to generate a profit after tax of $246m. Strong cash flows, particularly in the second half, enabled the board to announce a maiden dividend of 6c per share and the introduction of the dividend reinvestment plan.

Our balance sheet at year end shows that we are conservatively geared and enter 2004 from a position of financial strength. While the top line results are encouraging, our drive to improve returns to shareholders, our discipline in cash, capital and cost management, and our focus on operational improvements, will continue to drive improved returns in 2004 and beyond.

Operations

Looking now at our operational results for 2003. Our nickel-in-concentrate production of over 117,000 tonnes was the highest level for five years. We achieved record production from Mount Keith, strong output from the Perseverance mine at Leinster and increased ore deliveries to our Kambalda concentrator.

Record performance during the second half of the year ensured that our Kalgoorlie smelter met its full year target of 99,000 tonnes of nickel-in-matte. Metal production at the Kwinana refinery also returned to record levels in the final quarter.

In 2004, the next stage cutback at Mt Keith and the closure of the Harmony open pit will constrain our concentrate production, but the Nickel division is forecast to continue to provide excellent performance and returns.

Our Queensland Fertilizer Operations also hit their straps in 2003. Consistent improvements in reliability and throughput pushed our operations to exceed their 2003 production target. The plant achieved full year production equivalent to 100% of design capacity for the first time, after allowing for a planned 15 day statutory maintenance shut down which was completed on time and on budget.

Hi Fert – our fertilizer marketing business – also had a good year, and is now the second largest distributor of fertilizer in the Australian east coast market. The triple impact of a drought, a strong Australian dollar and low world fertlizer prices, however, meant that we are still not seeing the returns we seek from fertlizers. There is more we can and will do at fertlizers to increase capacity and returns – and we’ll do it with minimal new capital expenditure.

2003 was a mixed year for our Copper/Uranium business at Olympic Dam. Our achievements in the delivery of underlying operational improvements and a heavy schedule of planned construction and maintenance were overshadowed by production disruptions in the final quarter of the year.

The construction of the solvent extraction plants was completed during the year. The plants are world class facilities – constructed to the strict design recommendations of our insurers and regulators. While we were disappointed to have to revise the budget mid-year, both plants have been commissioned and are running very well. We also completed the reline of the copper smelter within budget in the second half of the year.

From an operational viewpoint, the first three quarters saw improvements not only in mine performance, but also in smelter throughput rates, concentrate grade and recovery. Other key indicators – such as our safety performance – also continued their improving trends.

A foam up in the smelter and the failure of a heat exchanger in the solvent extraction plant, however, cut our performance in the final quarter of 2003.

Following these disruptions, the acid plant and smelter at Olympic Dam became an immediate focus of a reliability review. Early findings suggest that while we have the right plant and equipment in place we need to do a number of things better. These are already being addressed.

They include –

•	Standardising operating practices;

•	Improving our planning and scheduling; and

•	Moving to proactive, preventative maintenance.

Olympic Dam is still not where we want it. It will take time to see the outcomes from these changes but two things give me the confidence that we will be successful.

Firstly, we’ve done it before. The reliability and uptime achievements in our nickel business, and the turnaround of our fertilizer operations, show what we can achieve.

And, secondly, I believe we are getting the right people and culture in place. That culture encourages open sharing of innovations and learnings across our operations.

The WMC culture is at its strongest when it comes to our safety performance. We have continued our year on year improvement in terms of our Lost Time plus Medical Treatment Injury frequency rates.

Regrettably however, Theodosio Macumbue, a security guard at our Mozambique pilot plant was attacked and murdered during a robbery last year. We were shocked and saddened by this loss.

Turning to our environmental performance, our progressive reduction in environmental incidents in 2003 continued with a 28% reduction on the previous year.

I wanted to also touch quickly on our capital expenditure programs and the returns we seek.

At WMC Resources, we aim for an overall return after tax on invested capital in excess of 10%. On our Brownfields expansion projects, we have done better than that, averaging over 25%.

While this is a great performance, it must be judged against a background where large greenfields resource projects consume significant amounts of capital – typically $4 of invested capital to produce $1 of revenue.

As a result, greenfield projects may return below 10% for the first 10 years or so of their life. The challenge is to get the balance right – between Greenfield projects that provide the basis for a long life business and those brownfield improvement projects that generate rates of return in excess of 25%.

We also regularly audit our performance on projects—both immediately after completion of the project to check on the dollars actually spent and then after a year or more of operations to confirm that the investment is delivering the technical performance expected.

Markets

Before turning to 2004, I’d like to present a quick overview of the markets we are selling into.

First turning to nickel – I have maintained that current prices (above $US6/lb which equates to US$13,000 per tonne) are unsustainably high. The fundamental supply and demand balance for the next couple of years is encouraging with growth and infrastructure requirements in China likely to continue to deplete world stocks in the medium term.

We remain, however, concerned that the prices above the $US6/lb mark are not sustainable for our customers, and not in the long term interests of the industry.

The copper price on the other hand has been below the long term average for a number of years, I expect that we may well be looking at an extended period of strong prices.

US dollar prices for fertilizers are also recovering from a cyclical low. Price improvement in 2003 was driven by an increase in the costs of production for the key producers as a result of high ammonia prices and closure of plant capacity overseas.

The strength of the Australian dollar will, however, continue to offset much of these gains. Australian dollar copper and fertilizer prices actually fell 5% on average for the year. Nickel prices, which increased 42% over the year in US dollar terms, only increased 19% in Australian dollar terms.

Well Positioned for 2004

Let me now turn to how we are positioned to perform in these markets in 2004. From a production perspective, we are expecting a year of consistently strong performance. Our only major maintenance program, at the Kwinana Nickel Refinery, was completed on budget earlier this month.

With the planned maintenance out of the way, and our leverage to commodity prices, we are predicting strong cash flows this year and a continuing improvement in both our balance sheet and shareholder returns.

Our financial position is solid. Not just our balance sheet fundamentals, but also our internal financial governance, fiscal discipline, and our corporate and administrative cost structures.

Our operational focus - the culture of running our business – continues to develop. That’s reflected in our commitment to sustained and consistent performance.

The market for our major commodities is also in great shape, and more importantly, we are making the most of it.

Finally, our commitment to the relationships key to our business success – with employees, communities, governments, suppliers, financial markets and, of course, our shareholders – continues as strong as ever.

To: The Manager

       Announcements

       ASX Company Announcements Office

Public Announcement 2004-12

In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, I advise the following results in relation to the items of business considered by members of the WMC Resources Ltd at the Company’s Annual General Meeting held on 6 April 2004.

Resolution Results:

RESOLUTION NO.	RESOLUTION	RESULT
1(a)	To re-elect Mr P J Knight as Director	Passed by a show of hands
1(b)	To re-elect Mr I E Webber as Director	Passed by a show of hands
1(c)	To elect Mr G W McGregor as Director	Passed by a show of hands
1(d)	To elect Mr G J Pizzey as Director	Passed by a show of hands

Proxy Voting Intentions:

RESOLUTION NO.	FOR	AGAINST	OPEN	TOTAL
1(a)	507,646,369	551,397	34,893,494	543,091,260
1(b)	507,249,682	952,808	34,888,770	543,091,260
1(c)	507,445,271	720,647	34,925,182	543,091,100
1(d)	507,567,247	706,190	34,909,363	543,182,800

No abstention votes were recorded.

Ross Mallett

Assistant Company Secretary	WMC Resources Ltd
ACN 004 184 598

6 April 2004	GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

To: The Manager

       Announcements

       ASX Company Announcements Office

Public Announcement 2004-13

Please find attached a revised copy of the Annual General Meeting Address presented to shareholders yesterday.

A copy of the revised version will also be published on WMC’s website at www.wmc.com.

Ross Mallett

Assistant Company Secretary

7 April 2004

WMC Resources Ltd
ACN 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

To: The Manager

       Announcements

       ASX Company Announcements Office

Public Announcement 2004-14

Dividend Reinvestment Plan Price and Allotment

We wish to advise that 4,889,346 WMC Resources shares were allotted to shareholders participating in the company’s Dividend Reinvestment Plan (“DRP”) on 16 April 2004 at a price of $5.01 per share.

The DRP price is based on the average market price for shares traded on the ASX during the 7 trading days from 5—15 April 2004 inclusive, less a discount of 2%. Approximately 35% of the company’s 2003 final dividend has been reinvested under the Dividend Reinvestment Plan.

Ross Mallett

Assistant Company Secretary

16 April 2004

WMC Resources Ltd
ACN 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

To: The Manager

       Announcements

       ASX Company Announcements Office

Public Announcement 2004-15

Please find attached for immediate release, Public Announcement 2004-15 covering WMC Resources Ltd’s March 2004 Quarterly Review.

A copy of this public announcement will be published on WMC’s web site at www.wmc.com later this morning.

WMC’s Chief Executive Officer, Mr Andrew Michelmore, will host an audio conference at 11.00am this morning which will be broadcast live from WMC’s web site. A recording of this conference will be available for playback on WMC’s web site this afternoon.

Ross Mallett

Assistant Company Secretary

20 April 2004

WMC Resources Ltd
ACN 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

QUARTERLY REVIEW QUARTER ENDED 31 MARCH 2004

HEALTH, SAFETY & ENVIRONMENT

Safety and Environment

The lost time plus medically treated injury frequency rate for the first quarter of 2004 increased slightly on the 2003 average. We remain focused on ensuring that the long term trend of improvement continues over the balance of the year.

During the quarter we advised the Western Australian Government of our plans for the rehabilitation of the Yeelirrie uranium project.

Health, safety and environment performance data is also available at www.wmc.com/sustainability.

Note: Unless otherwise stated, comparisons contained in this production report are quarter on previous quarter. Statements, particularly those regarding the possible or assumed future performance, production levels, prices, reserves, divestments, growth or other trend projections are or may be forward looking statements. Actual results, actions and developments may differ materially from those expressed or implied by these forward looking statements depending on a variety of factors including known and unknown risks and uncertainties.

WMC RESOURCES SHARE PRICE

OVERVIEW

Dear Shareholder,

WMC Resources is well placed for 2004 following our first quarter production performance.

The nickel operations performed strongly during the quarter with nickel-in-matte production continuing at the high levels of the December quarter. Scheduled maintenance at the Kwinana nickel refinery is complete and the plant has returned to full production rates. Production of nickel-in-matte and nickel-in-concentrate is scheduled to decline in the coming quarters due to the completion of mining at the Leinster Harmony open pit and the processing of lower grade stockpiles and ore from the new cut-back at Mount Keith.

Major construction and commissioning activities at Olympic Dam are complete, and the operation is ramping up to full capacity. Production levels are forecast to continue to improve throughout the year as the reliability review and recovery improvement programs are implemented.

The Queensland Fertilizer Operations performed well during the quarter despite interruptions to acid supplies following heavy rains throughout North Queensland. Production is expected to be maintained at capacity during the remainder of 2004.

Our first quarter has positioned us well to deliver planned 2004 production into what is proving to be a continuing strong market for our major commodities.

A G MICHELMORE
Chief Executive Officer
20 April 2004

QUARTER ENDED 31 MARCH 2004

PRODUCTION OVERVIEW

Copper & Uranium

Copper cathode production is progressively approaching capacity rates with first quarter cathode production improving 44% on the prior quarter.

Smelter production was returned to capacity by the end of the quarter and anode inventory in the electro-refinery was fully stocked at the end of March.

Copper production is expected to improve further in the coming quarters as a result of the contribution from the newly commissioned copper solvent extraction plant and the realization of benefits from business improvement programs being implemented across the operation.

The first electro-won cathode was produced from the new copper solvent extraction plant during March. The plant is on schedule to reach capacity rates during the second quarter.

Uranium production increased 34% from the prior quarter reflecting increased mill throughput, higher grade and record metallurgical recovery.

Mine production declined from the record levels of the December quarter as a result of downtime in the Clark shaft and a reduction in the number of production stopes. The number of stopes available for ore production will gradually increase over the next six months. Sufficient surface ore stocks remain to support 2004 production targets.

Business improvement programs relating to reliability and recovery improvements are being implemented across the operation. Our technical program to improve flotation, leach and hydrometallurgical recovery is yielding significant benefits with equivalent uranium recovery increased by 6% since October 2003 and flotation copper recovery up 1.5% since mid 2003.

The review of the operational reliability of the smelter and acid plant has confirmed the appropriateness and integrity of the technology and process in use. The review also identified a range of improvements necessary for consistent production performance. Improvements will initially focus on operating procedures for abnormal conditions, maintenance practices, planning and scheduling and training. A detailed program is in place to implement the improvements.

Nickel

Strong performance from the nickel business in the first quarter positions us well for 2004.

Mining of the Stage E cutback at Mount Keith was completed on 1 February with feed for the Mount Keith concentrator sourced from low grade stockpiles until fresh ore from Stage F becomes available in the second quarter.

Production from Leinster during the quarter was bolstered by higher throughput and recoveries which offset lower ore grades. Production will reduce in the coming quarters in line with the depletion of stockpiled ore from the Harmony pit.

The forecast decline in concentrate production in the coming quarters is expected to be partially offset by higher production from the Kambalda concentrator, with increased supply from independent mine operators.

Production from the Kalgoorlie smelter continued at the high levels of the December quarter. Nickel-in-matte production is forecast to decline from these levels as a result of lower concentrate supply from Mount Keith and Leinster. With the smelter scheduled to run at rates less than capacity for the remainder of the year, we are taking the opportunity to bring forward some maintenance work that is currently scheduled for 2005. This is not expected to impact 2004 production and will increase our flexibility to maximize production in 2005.

The three yearly major maintenance shutdown of the Kwinana refinery was completed on 1 April and production has since ramped up to full rates. Nickel metal production was correspondingly lower for the quarter, but is expected to increase in the second quarter.

The process to gain regulatory approval for the sub-lease of the Lanfranchi mine at Kambalda continued during the period. This is expected to be resolved during the current quarter.

We have exercised our option to purchase the lease containing the Cliffs nickel deposit from MPI Nickel. Exploration drilling continues on site and will be followed by a feasibility study.

Fertilizers

The fertilizer operation continues to perform well. First quarter production was, however, constrained by reduced acid supplies following intense rain storms that cut rail access in January.

Programs to improve the economic return from the business are underway, with a primary focus on low cost debottlenecking. The first stage of this process involves increasing the proportion of MAP production. Plant trials to make a sulphur-fortified MAP product have also commenced.

BUSINESS DEVELOPMENT

We will commence pre-feasibility work on the Yakabindie nickel deposit in the current quarter following the determination by the Federal Minister for the Environment and Heritage that upholds prior Government approvals. This follows exhaustive heritage surveys and consultation with indigenous representatives by WMC.

EXPLORATION ACTIVITIES

Exploration activity continued at Cliffs, Collurabbie and other nickel projects in Western Australia, though heavy rain in the north of Western Australia delayed drilling on some projects.

Exploration for nickel sulphides continues in Malawi and other countries in Africa, as well as North America and China. Exploration for copper-gold deposits continues in Peru.

2004 CALENDAR

We will release our June Quarterly Review on 15 July 2004. Half year financial results will be released on 11 August 2004.

QUARTER ENDED 31 MARCH 2004

PRODUCTION SUMMARY

	Quarter ended 31 Mar 2004	Quarter ended 31 Dec 2003	Quarter ended 31 Mar 2003
Olympic Dam Operations
Copper (tonnes of refined copper)	47,974	33,420	41,678
Uranium Oxide concentrate (tonnes)	1,205	898	635
Gold (ounces)	12,110	18,904	26,931
Silver (ounces)	127,190	164,757	149,666

Nickel (tonnes contained nickel)
Kambalda Nickel Operations	5,938	6,576	6,409
Leinster Nickel Operations	11,308	11,340	9,700
Mount Keith Operations	11,526	14,586	10,167
Total nickel-in-concentrate	28,772	32,502	26,276
Total nickel-in-matte	27,074	27,346	22,084
Total nickel metal	11,655	17,780	15,171

Phosphate Hill
Di-ammonium phosphate (tonnes)	166,929	215,412	202,928
Mono-ammonium phosphate (tonnes)	59,790	32,839	31,072
Total Fertilizer (tonnes)	226,719	248,251	234,000

A statistical supplement providing a detailed breakdown of WMC production results is on our home page at http://www.wmc.com

QUARTER ENDED 31 MARCH 2004

COMMODITY AND CURRENCY HEDGING

During 2003, the company closed out its 2005 to 2008 legacy currency hedge positions, and the majority of its 2004 to 2010 gold hedge positions. In early January 2004 the remaining gold hedge positions were closed out.

The legacy hedges were fair valued at the date of demerger. Consequently, the profit and loss for each hedge will be determined by the difference between a particular hedge’s fair valued rate and the spot price at the date of the hedge’s maturity. The table below shows both the rates at which the hedge transactions are contracted with third parties to determine the cash flow impact for each hedge and the fair valued rates for determining the profit and loss impact.

Hedging as at 31 March 2004

Period	Forward Sale of US$		Non-limiting Cover		Profit & Loss Rate A$/US$
	Amount US$m	Cash Flow Rate A$/US$	Amount US$m	Cash Flow Rate A$/US$
2004	171	0.6691	54	0.6402	0.5295

Deferred profits

Profits arising on the close out of the legacy hedge book during 2003 have been deferred and will be recognized during 2004 to 2008 as shown in the tables below.

	Currency		Gold
	(A$m)		(A$m)
	1H	2H	1H	2H
2004			0.8	2.0
2005	54.5	60.2	1.2	1.6
2006	37.3	41.8	1.1	1.4
2007	40.5	42.1	1.2	1.6
2008	43.0	47.5	1.1	1.5
2009			1.3	1.7
2010			1.4	1.8

Deferred cashflows

In 2001 some foreign exchange and gold hedges were reversed as a result of the gold asset sales. The profit and loss in these transactions was realised in 2001, but the cash outflow will occur as shown in the table below.

(A$m)
2004	21.5
2005	37.3
2006	28.5
2007	23.4
2008	21.2

WMC Resources Ltd Quarterly Statistical Supplement - Total Production	Quarter Ended 31 March 2004

	Quarter ending 31/03/2004		Quarter ending 31/12/2003		Quarter ending 30/09/2003		Quarter ending 30/06/2003		Quarter ending 31/03/2003
COPPER & URANIUM - OLYMPIC DAM OPERATIONS
COPPER	tonnes		tonnes		tonnes		tonnes		tonnes
Ore hoisted	2,260,224		2,575,092		2,281,673		2,089,739		2,056,895

	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade%	tonnes	grade%
Ore treated and head grade	2,364,103	2.40	1,959,037	2.50	2,151,125	2.45	2,334,685	2.19	1,941,782	2.57
Concentrate smelted	110,919	49.6	67,723	50.3	64,322	51.3	125,159	47.4	101,209	47.5

	tonnes		tonnes		tonnes		tonnes		tonnes
Copper cathode produced	47,974		33,420		35,337		49,644		41,678

	tonnes	kg/tonne	tonnes	kg/tonne	tonnes	kg/tonne	tonnes	kg/tonne	tonnes	kg/tonne
Uranium oxide concentrate produced & head grade	1,205	0.63	898	0.62	906	0.65	764	0.64	635	0.61

	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne
Refined gold produced & head grade	12,110	0.46	18,904	0.45	16,910	0.46	23,371	0.48	26,931	0.49

	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne
Refined silver produced & head grade	127,190	4.87	164,757	5.11	113,632	4.90	173,340	4.32	149,666	4.22

NICKEL

Ore treated and head grade	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %
Kambalda Nickel Operations*	170,282	3.83	204,016	3.56	178,990	3.62	218,327	3.57	203,376	3.56
Leinster Nickel Operations	676,596	1.95	621,748	2.13	664,652	1.92	581,944	2.02	620,927	1.97
Mount Keith Nickel Operations	2,673,931	0.61	2,974,189	0.66	2,838,202	0.66	2,698,898	0.59	2,688,597	0.56

Concentrate produced & concentrate grade	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %
Kambalda Nickel Operations	42,595	13.9	45,930	14.3	41,821	13.9	50,748	14.0	42,808	15.0
Leinster Nickel Operations	95,425	11.9	93,661	12.1	89,509	11.9	84,963	11.9	78,770	12.3
Mount Keith Nickel Operations	57,212	20.1	70,681	20.6	66,366	20.6	54,386	21.3	55,796	18.2

Nickel contained in concentrate	tonnes		tonnes		tonnes		tonnes		tonnes
Kambalda Nickel Operations	5,938		6,576		5,828		7,100		6,409
Leinster Nickel Operations	11,308		11,340		10,667		10,099		9,700
Mount Keith Nickel Operations	11,526		14,586		13,661		11,590		10,167
Total	28,772		32,502		30,156		28,789		26,276

Smelter feed & matte produced (tonnes)	Feed	Matte	Feed	Matte	Feed	Matte	Feed	Matte	Feed	Matte
Kalgoorlie Nickel Smelter	192,053	39,628	188,631	39,654	194,407	43,688	167,471	31,854	160,593	32,517

Nickel contained in matte	tonnes		tonnes		tonnes		tonnes		tonnes
Kalgoorlie Nickel Smelter	27,074		27,346		27,799		21,923		22,084

Matte treated	tonnes		tonnes		tonnes		tonnes		tonnes
Kwinana Nickel Refinery	17,989		26,354		20,867		21,706		23,109

Nickel packaged	tonnes		tonnes		tonnes		tonnes		tonnes
Kwinana Nickel Refinery	11,655		17,780		13,969		14,498		15,171

FERTILIZER - PHOSPHATE HILL

	tonnes		tonnes		tonnes		tonnes		tonnes
DAP	166,929		215,412		173,441		168,075		202,928
MAP	59,790		32,839		27,484		70,726		31,072
Total Fertilizer	226,719		248,251		200,925		238,801		234,000

*	100% purchased feed.

To: The Manager

       Announcements

       ASX Company Announcements Office

Public Announcement 2004-16

Please find attached Change of Director’s Interest Notice (Appendix 3Y) in respect of WMC Resources Ltd Director, Mr Graeme McGregor.

A copy of this notice can be viewed at WMC’s internet site at www.wmc.com following its release to the market.

Peter Horton

Company Secretary

23 April 2004

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	WMC RESOURCES LTD

ABN	76 004 184 598

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Graeme William McGregor

Date of last notice	26 March 2004

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/a

Date of change	16 April 2004

No. of securities held prior to change	5,000

Class	Ordinary shares

Number acquired	59 Fully paid shares

Number disposed	N/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.01 per share.

No. of securities held after change	5,059 Fully paid shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotted under Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/a

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To: The Manager

       Announcements

       ASX Company Announcements Office

Public Announcement 2004-17

In accordance with Listing Rule 2.7 please find enclosed Appendix 3B, application for quotation of additional securities.

Ross Mallett

Assistant Company Secretary

27 April 2004

WMC Resources Ltd
ABN 76 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9686 3569

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WMC Resources Ltd

ABN

74 004 184 598

We (the entity) give ASX the following information.

Part 1 – All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares.

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,237,736

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

The securities in (2) above comprise of:

a)      2,348,408 shares arising from options which were exercised during the period.

b)      4,889,328 shares allotted under the Dividend Reinvestment Plan at a price of $5.01.

Option exercise prices and expiry dates are detailed in Attachment “A”.

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Securities rank equally from date of allotment.

5	Issue price or consideration	Refer to Attachment “A”.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Refer to Item 3 above.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Following allotment of shares
		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,157,308,681	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

Appendix 3B Page 2	1/1/2003

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Refer to Attachment “A”.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B

New issue announcement

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3- Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B

New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Ross E. Mallett	Date: 27 April 2004
(Assistant Company Secretary)

Print name:	Ross E. Mallett

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

Attachment “A”

Details of Securities Issued

	Shares	Issue Price	Issue Date	Expiry Date	Description	Share Capital
	131,470	$3.90	20.12.1999	20.12.04	Employee Options Exercised	512,733
	227,300	$3.48	18.12.2000	18.12.05		791,004
	488,200	$4.33	30.11.2001	30.11.06		2,113,906
	1,501,438	$4.34	23.12.2002	23.12.07		6,516,241

Total Shares Issued	2,348,408					9,933,884

(Exercise of Employee Options)

Total Dividend Reinvestment Plan	4,889,328	$5.01	16.04.2004			24,495,533

shares allotted

Shares to be Quoted	7,237,736				Total Share Capital to be Quoted	$34,429,417

Details of Securities Not Quoted on the ASX

Unquoted Securities as at 31/12/03	Description	Options exercised	Options lapsed	Options issued	Unquoted Securities As at 31/03/04
1,389,945	(c) employee options expiring 20/12/2004 exerciseable at $3.90	131,470	0		1,258,475
1,798,500	(d) employee options expiring 18/12/2005 exerciseable at $3.48	227,300	0		1,571,200
4,399,900	(e) employee options expiring 30/11/2006 exerciseable at $4.33	488,200	0		3,911,700
8,618,800	(g) employee options expiring 23/12/2007 exercised at $4.34	1,501,438	-2,600		7,119,962

16,207,145	TOTAL OPTIONS	2,348,408	2,600	—	13,861,337

Quoted Securities as at 31.12.03	1,150,070,945
plus Securities subject to this application for quotation	7,237,736

TOTAL SECURITIES TO BE QUOTED ON ASX	1,157,308,681

Value	Fee
34,429,147 Issued Capital
In excess of: 10,000,000	$8,600.00
Excess 24,429,147 @ 0.014%	$3,420.12

Total Fee	$12,020.12